1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com ALLISON M FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

September 10, 2015

Asen Parachkevov

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re: Goldman Sachs ETF Trust (the “Registrant”), SEC File Nos. 333-200933 and 811-23013

Dear Mr. Parachkevov:

We are writing in response to comments provided telephonically on September 10, 2015 with respect to your review of correspondence filed on September 2, 2015 containing drafts of Pre-Effective Amendment No. 3 to the Registrant’s registration statement filed on Form N-1A under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Correspondence”). The Correspondence was filed on behalf of Goldman Sachs ActiveBeta® Emerging Markets Equity ETF, Goldman Sachs ActiveBeta® Europe Equity ETF, Goldman Sachs ActiveBeta® International Equity ETF, Goldman Sachs ActiveBeta® Japan Equity ETF, Goldman Sachs ActiveBeta® U.S. Large Cap Equity ETF and Goldman Sachs ActiveBeta® U.S. Small Cap Equity ETF (collectively, the “Funds”). The Registrant has considered your comments and has authorized us to make the responses discussed below on its behalf. Undefined capitalized terms used below have the same meaning as given in the Correspondence.

On behalf of the Funds, set forth below are the SEC staff’s comments along with our responses to and any supplemental explanation of such comments, as requested. Attached to this letter is a courtesy redline (changed pages only) showing changes made to the disclosure included in the Correspondence. These consist of changes made in response to the comments below together with certain risk disclosure enhancements and certain other changes.

Comment 1.    Throughout the prospectus and statement of additional information (“SAI”), where statements were changed to indicate that the Funds

“expect to” disclose information or that information is “expected to be” available, please undo these changes, as they are inconsistent with the exemptive order granted to the Goldman Sachs ETF Trust.

Response 1.    The disclosure has been revised accordingly. Please see the revisions in the attached courtesy redline.

Comment 2.    The “Prospectus—Shareholder Guide—Net Asset Value” section includes the following disclosure: “In addition, if the third party service providers and/or data sources upon which the Funds directly or indirectly rely to calculate their NAV or price individual securities are unavailable or otherwise unable to calculate the NAV correctly, it may be necessary for alternative procedures to be followed to value the securities at the time of determining a Fund’s NAV.” Please supplementally confirm whether “alternative procedures” refer to fair valuation procedures and, if so, revise the disclosure accordingly.

Response 2.    The Registrant notes that, where data sources used to price individual securities are unavailable, such “alternative procedures” may include use of fair valuation procedures. However, the term “alternative procedures” is intended to cover a broader range of procedures, such as where the Funds’ provider of administrative services is unable to calculate NAV due to operational limitations and the Investment Adviser manually calculates NAV using market quotations, without needing to rely on fair valuation to price individual securities. To clarify this point, the Registrant has revised the disclosure to indicate that such alternative procedures may be used to “price,” rather than “value,” securities. Please see the revisions in the attached courtesy redline.

Comment 3.    Please consider removing the disclosure under the heading “Errors and Corrective Actions” in the applicable sections of the prospectus and SAI. Alternatively, please revise to include more substantive disclosure.

Response 3.    The disclosure has been removed. Please see the revisions in the attached courtesy redline.

Comment 4.    In the applicable sections of the prospectus and SAI, please revise the term “shareholders” to “Authorized Participants” in the discussion of reprocessing transactions.

Response 4.    The disclosure has been revised accordingly. Please see the revisions in the attached courtesy redline.

Comment 5.    The prospectus and SAI contain the following disclosure: “The Trust reserves the right to advance the time by which creation and redemption orders must be received for same business day credit as otherwise permitted by the SEC.” Please supplementally explain whether the Trust intends to seek relief from the SEC to permit this action. In addition, please confirm whether the corresponding discussion of timing for pricing and receipt of orders is intended to conform to Section 22(e) of the Investment Company Act of 1940, as amended, and if so, revise accordingly.

Response 5.    To advance the time by which redemption orders must be received, the Registrant will request specific relief from the SEC or rely on other no-action relief upon which it is appropriate to rely.

The Registrant notes that the disclosure referred to in the comment discusses the circumstances under which the time at which NAV is calculated and orders must be received may be changed, rather than the circumstances under which redemptions may be suspended or payment of redemption proceeds postponed. Accordingly, the Registrant has revised the separate SAI disclosure regarding suspension of redemptions and postponement of payment of redemption proceeds to more closely to track the language of Section 22(e), which specifically addresses those topics. Please see the revisions in the attached courtesy redline.

Comment 6.    Please discuss whether the index disclaimers included in the prospectus are prohibited “hedge clauses” and therefore misleading. See generally Securities Act Release No. 3411, Opinion of the General Counsel regarding the use of “hedge clauses” by brokers, dealers, investment advisers, and others (April 10, 1951) (“Release No. 3411”).

Response 6.    We respectfully submit that the index disclaimers included in the Funds’ prospectus are not “hedge clauses” as discussed in Release No. 3411. That Release addressed attempts to mislead investors into believing that they had surrendered enforceable legal rights against broker-dealers, investment advisers and other SEC registrants. In the case of the Funds, the index disclaimers accurately describe the contractual terms upon which the respective indexes have been licensed for use in connection with the Funds, including the limitations on liability which protect the index providers from claims by the Funds and any third parties. We respectfully note that comparable disclosure is routinely included in the prospectuses of index-based ETFs and mutual funds, in part because index providers generally require such disclosure under the terms of their license agreements, as is the case with the index providers referenced in the Funds’ disclosure.

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If you would like to discuss this response in further detail or if you have any questions, please feel free to contact me at 212-698-3526. Thank you.

Sincerely,

/s/ Allison M. Fumai

Allison M. Fumai

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